811-00816
Branch 18

40-33

FEDERAL EXPRESS


American Century
Investments

September 21, 2011


SEC MAIL PROCESSING
RECEIVED
SEP 22 2011
WASH, DC
211
SECTION


RECEIVED
SEP 23 2011
OFFICE OF THE SECRETARY

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: American Century Investment Management, Inc. and certain current and former officers and directors of American Century Mutual Funds, Inc.

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Petition For Writ of Certiorari as filed by the plaintiff in the United States Supreme Court styled as Laura Seidl v. American Century Companies, Inc. et. al.

If you have any questions or concerns regarding this filing, please contact me at (816) 340-4047.

Very truly yours,

Jennie Clarke
Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services, LLC

MVC:kso


11000107

052388


SEC MAIL PROCESSING
RECEIVED
SEP 22 2011
SECTION

No.

In the
Supreme Court of the United States

LAURA SEIDL, individually, derivatively, and on behalf of all others similarly situated,

Petitioner,

v.

AMERICAN CENTURY COMPANIES, INCORPORATED; AMERICAN CENTURY INVESTMENT MANAGEMENT, INCORPORATED; JAMES E. STOWERS, JR.; JAMES E. STOWERS, III; JONATHAN S. THOMAS; THOMAS A. BROWN; ANDREA C. HALL; DONALD H. PRATT; GALE E. SAYERS; M. JEANNINE STRANDJORD; TIMOTHY S. WEBSTER; WILLIAM M. LYONS; MARK MALLON; WADE SLOME; BRUCE WIMBERLY; and JERRY SULLIVAN,

Respondents.

PETITION FOR WRIT OF CERTIORARI TO THE UNITED STATES COURT OF APPEALS FOR THE SECOND CIRCUIT

PETITION FOR WRIT OF CERTIORARI

THOMAS I. SHERIDAN, III
Counsel of Record
ANDREA BIERSTEIN
HANLY CONROY BIERSTEIN
SHERIDAN FISHER & HAYES, LLP
112 Madison Avenue
New York, NY 10016-7416
(212) 784-6404
tsheridan@hanlyconroy.com
abierstein@hanlyconroy.com

Attorneys for Petitioner

September 14, 2011

QUESTIONS PRESENTED

This petition for a writ of certiorari presents overlapping issues with the petition being filed concomitantly in *Wodka v. Causeway Capital Mgmt. LLC,* No. 09-56733, 2011 WL 1837698 (9th Cir. May 16, 2011).

Respondents are mutual fund managers who repeatedly purchased stock in an offshore gambling entity that illegally earned 90% of its revenues from gamblers in the United States. The mutual fund suffered massive losses following law enforcement in the U.S. against the illegal gambling industry that choked off the gambling company's primary source of revenue and lead to the forfeiture of $405 million in criminal proceeds. Respondents' unlawful investments violated 18 U.S.C. § 1955 ("§ 1955"), which makes it illegal to "own all or part of an illegal gambling business." A violation of § 1955 is a predicate crime under the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. § 1961(1) ("RICO"). Petitioner sued on behalf of the mutual fund under RICO, alleging that the fund's investment losses had been "the direct, proximate, reasonably foreseeable, and natural consequence" of Respondents' unlawful investments in an illegal gambling business. The Court of Appeals for the Second Circuit affirmed the dismissal of Petitioner's RICO claims for lack of proximate causation.

Three questions are presented:

1. Does a reasonably foreseeable intervening cause (in this case, government enforcement of criminal laws) break the chain of proximate causation under RICO? The Court of Appeals held that it does.

2. Where the plaintiff alleges a direct "first step" injury not contingent on harm suffered by a third-party from racketeering activity, does RICO impose a proximate cause requirement that is stricter than at common law? The Court of Appeals held that it does.

3. Where a district court dismisses a plaintiff's claims *sua sponte* based on its own prior on-point decision, and the plaintiff thereafter files an amended pleading re-alleging the dismissed claims to preserve them for appeal but concedes that law of the case requires the court to once again dismiss the claims, does the plaintiff waive her right to appeal the dismissal? The Court of Appeals held that she does.

TABLE OF CONTENTS

TABLE OF APPENDICES

TABLE OF CITED AUTHORITIES

CITED AUTHORITIES

CITED AUTHORITIES

Statutes and Rules

CITED AUTHORITIES

OPINIONS BELOW

The order of the United States Court of Appeals for the Second Circuit entered June 17, 2011, appears in the appendix at A-1-8. It is not officially reported but is available on Westlaw. *Seidl v. Am. Century Cos., Inc.*, No. 10-2313-cv, 2011 WL 22417319 (2d Cir. June 17, 2011).

The memorandum and order of the United States District Court for the Southern District of New York entered May 7, 2010, appears in the appendix at A-11-34. It is officially reported in the Federal Supplement. *Seidl v. Am. Century Cos., Inc.*, 713 F. Supp. 2d 249 (S.D.N.Y. 2010).

JURISDICTION

The Court's jurisdiction is invoked under 28 U.S.C. § 1254(1).

The order sought to be reviewed was entered on June 17, 2011.

The District Court possessed subject matter jurisdiction under 28 U.S.C. § 1331 (federal question), 1337 (commerce regulation), and 1367(a) (supplemental jurisdiction) and under 18 U.S.C. § 1964 (RICO).

The Court of Appeals possessed appellate jurisdiction pursuant to 28 U.S.C. § 1291 (final decision). Final judgment was entered on May 10, 2010. Petitioner timely filed her notice of appeal to the Court of Appeals on June 9, 2010.

STATUTES INVOLVED

18 U.S.C. § 1955(a) provides:

> Whoever conducts, finances, manages, supervises, directs, or owns all or part of an illegal gambling business shall be fined under this title or imprisoned not more than five years, or both.

18 U.S.C. § 1955(b)(1) provides:

> "illegal gambling business" means a gambling business which—
>
> (i) is a violation of the law of a State or political subdivision in which it is conducted;
>
> (ii) involves five or more persons who conduct, finance, manage, supervise, direct, or own all or part of such business; and
>
> (iii) has been or remains in substantially continuous operation for a period in excess of thirty days or has a gross revenue of $2,000 in any single day.

18 U.S.C. § 1961(1) provides, in pertinent part:

> "racketeering activity" means ... (B) any act which is indictable under any of the following provisions of title 18, United States Code: ... section 1955 ... .

18 U.S.C. § 1962(c) provides:

> It shall be unlawful for any person employed by or associated with any enterprise engaged in, or the activities of which affect, interstate or foreign commerce, to conduct or

> participate, directly or indirectly, in the conduct of such enterprise's affairs through a pattern of racketeering activity or collection of unlawful debt.

18 U.S.C. § 1964(c) provides, in pertinent part:

> Any person injured in his business or property by reason of a violation of section 1962 of this chapter may sue therefor in any appropriate United States district court … .

STATEMENT OF THE CASE

Petitioner is an investor in an American Century mutual fund. Respondents – the fiduciaries who managed and advised the fund – knowingly caused the fund to invest $79 million in an off-shore Internet gambling entity whose principal source of revenue was from gamblers in the U.S., in violation of U.S. anti-gambling laws. The gambling company was an "illegal gambling business" as that term is defined in § 1955(b). The gambling company and its principals have forfeited to the federal government $405 million in criminal proceeds. Its founder has pleaded guilty to criminal offenses subjecting him to significant fines and prison sentences.

Section 1955(a) provides that whoever "owns all or part of an illegal gambling business" is guilty of a felony. By causing the mutual fund to purchase stock in an illegal gambling business, Respondents caused the mutual fund to own part of such business in violation of § 1955. A violation of § 1955 is a predicate crime under RICO. 18 U.S.C. § 1961(1). By purchasing shares in an illegal gambling business repeatedly and over a significant period of time, Respondents conducted the affairs of the mutual fund through a "pattern of racketeering" in violation of RICO. 18 U.S.C. § 1962(c).

In making the unlawful investments, Respondents took a reasonably foreseeable risk that the mutual fund would suffer losses should law enforcement authorities prosecute and force the illegal gambling business to stop violating U.S. anti-gambling laws. The gambling company *actually warned* Respondents in its prospectus that its principal activity violated

U.S. criminal statutes. For example, the gambling company disclosed to Respondents that "the US Department of Justice considers that companies offering online gaming to US residents are in violation of existing US federal laws." Respondents, seeking to profit from the criminal activity, invested anyway.

The gambling company also warned Respondents that law enforcement "could result in investors losing all or a very substantial part of their investment." That is exactly what happened. Following a law enforcement crackdown spearheaded by the United States Department of Justice aimed at illegal Internet gambling, the mutual fund suffered millions of dollars in losses.

Petitioner brought this action to recover for the investment losses that the mutual fund suffered as the direct and reasonably foreseeable result of Respondents' illegal investments in an illegal gambling business. She sued individually and derivatively on behalf of the fund. She asserted claims under RICO as well as common law claims.

The District Court dismissed Petitioner's RICO claims *sua sponte* based on the court's prior decision in *McBrearty v. The Vanguard Group, Inc.*, No. 08-CV-7650, 2009 WL 875220 (S.D.N.Y. Apr. 2, 2009), *aff'd* 353 Fed. Appx. 640 (2d Cir. 2009) (summary order), *cert. denied,* 130 S. Ct. 3411 (2010). *McBrearty* involved a different mutual fund but the same legal issues as this case. (A-17) The court dismissed her state claims for lack of an independent basis for jurisdiction.

In *McBrearty,* the District Court had held that the mutual funds' investment losses had been proximately caused not by Respondents' illegal investments, but rather by the "intervening" actions of the government in enforcing anti-gambling and racketeering laws. 2009 WL 875220, at *3. The Second Circuit affirmed, though it did so in a summary order. 353 Fed. Appx. at 642 & n.1 ("the complaint alleges that the decline in the funds' online gambling holdings was not the direct result of the RICO violation – the owning and/or financing of illegal gambling – but rather was the result of the subsequent 'government crackdown' on the illegal gambling"). This Court denied the plaintiff's petition for a writ of certiorari. 130 S. Ct. 3411.

Following the dismissal, Petitioner amended her complaint to plead diversity jurisdiction over her common law claims. She also re-pleaded her RICO claims "[t]o preserve her RICO claims pending the *McBrearty* appeal," which was pending in the Second Circuit. Respondents moved to dismiss the amended pleading, including the RICO claims. Petitioner conceded that the District Court's prior dismissal of her RICO claims based on *McBrearty* was the law of the case. The District Court subsequently dismissed the RICO claims based on the law of the case. (A-19)

On appeal, Petitioner argued that the dismissal of her RICO claims was contrary to this Court's decision in *Bridge v. Phoenix Bond & Indemnity Co.*, 553 U.S. 639 (2008), because reasonably foreseeable government action in enforcing criminal statutes cannot supersede a racketeer's liability under RICO. Moreover, because the fund had suffered a direct "first step" injury that was not "passed on" by a more directly injured third-party, RICO proximate causation should have been determined in accordance with common law principles of foreseebility. *See Hemi Group, LLC* v. *City of New York*, 130 S. Ct. 983, 998 (Breyer, *J.*, dissenting). By the time of Petitioner's appeal to the the Second Circuit, that court had issued its non-precedential summary order in *McBrearty*. Petitioner urged the Court of Appeals not to follow its summary order in *McBrearty* and instead follow this Court's unanimous decision in *Bridge*, and the guidance offered by the dissenting Justices in *Hemi*, which had been decided after *McBrearty*.[1]

The Court of Appeals held that Petitioner had "waived" the proximate cause issue for appeal. Notwithstanding the waiver, the court reached the merits and held that Petitioner had failed to allege proximate causation and that Petitioner's arguments that *McBrearty* was wrongly decided was "without merit." (A-4-5) The Court did not distinguish *Bridge*; nor did it rely on either the plurality or dissenting opinions in *Hemi*.

Identical issues concerning RICO proximate causation are presented in the petition for a writ of certiorari being filed concomitantly in *Wodka v. Causeway Capital Mgmt. LLC*, No. 09-56733, 2011 WL 1837698 (9th Cir. May 16, 2011), which involves the same claims as this case but relates to a different mutual fund.

---

[1] *Hemi* was decided after Respondents' motion to dismiss the amended complaint had been fully briefed in the District Court. The District Court denied Petitioner's request for oral argument.

REASONS FOR GRANTING THE PETITION

I. The Writ of Certiorari Should Be Granted to Determine Whether Reasonably Foreseeable Intervening Events Insulate Racketeers from Civil Liability Under RICO

This case and *Wodka* afford the Court an opportunity to resolve the legal issues that the Court was unable to authoritatively determine in *Hemi Group, LLC v. City of New York*, 130 S. Ct. 983 (Jan. 25, 2010). The plurality and dissenting opinions in *Hemi* express sharply differing views concerning the relevance of the common law concept of foreseeability in RICO cases. While the Court may have hoped to clarify the law in this area when it granted certiorari in *Hemi*, that case failed to produce an authoritative decision.[2]

In *Hemi*, 130 S. Ct. 983, a plurality of the Court held that where the plaintiff's injury is purely contingent on the harm to a *third* party caused by a *fourth* party, *see id.* at 990, such a theory of causation moves "well beyond the first step" and cannot meet RICO's requirement for "direct" injury regardless of whether it was foreseeable.[3] *Id.* at 989.

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[2] The plurality opinion in *Hemi* is not an authoritative determination for other cases because of "the lack of an agreement by a majority of the Court on the principles of law involved." *United States v. Pink*, 315 U.S. 203, 216 (1942), *citing Hertz v. Woodman*, 218 U.S. 205 (1910); *see Marks v. United States*, 430 U.S. 188, 193-94 (1977). Presumably, that is why the Court of Appeals did not rely on it below.

[3] The facts of *Hemi* were critical to the plurality's decision. Hemi was a New Mexico company that sold cigarettes over the Internet to New York City residents. Such sales were subject to

In doing so, however, the plurality broadly suggested that foreseeability may *never* be relevant to RICO proximate cause analysis. *Hemi,* 130 S. Ct. 991 ("Our precedents make clear that in the RICO context, the focus is on the directness of the relationship between the conduct and the harm. Indeed, *Anza* and *Holmes* never even mention the concept of foreseeability"). *But see Bridge,* 553 U.S. at 658 ("foreseeable and natural" consequences of racketeering satisfied proximate causation under RICO).

In dissent, Justices Breyer, Stevens, and Kennedy argued that the "directness" requirement *expands* RICO liability *beyond* what is foreseeable. *Hemi,* 130 S. Ct. at 998 (Breyer, *J., dissenting*). Justice

---

taxes by both the State of New York and the City. Hemi failed to file certain reports with the State pursuant to the Jenkins Act, which required out-of-state vendors such as Hemi to disclose customer information to the states into which they shipped cigarettes. Pursuant to an agreement between the State and the City, the State was obligated to pass customer information it received from Jenkins Act reports to the City so that the City could collect taxes directly from City residents. The City alleged that Hemi's failure to file the required Jenkins Act reports with the State constituted RICO predicate crimes of mail and wire fraud. According to the City, Hemi's racketeering activity not only deprived the State of its ability to collect state taxes, it also caused the City to lose taxes owed by City residents. The City argued that because the State was unable to pass along customer information to the City, the City was deprived of the ability to collect taxes directly from the City's residents. Based on these facts, the *Hemi* plurality declined to "extend RICO liability to situations where the defendant's fraud on the third party (the State) has made it easier for a fourth party (the taxpayer) to cause harm to the plaintiff (the City). Indeed, the fourth-party taxpayers here only caused harm to the City in the first place if they decided not to pay taxes they were legally obligated to pay." 130 S. Ct. at 990.

Ginsburg concurred with the result but expressly refused to subscribe to the plurality's proximate cause analysis and decided the case on other grounds. Justice Sotomayor did not participate. She had been a member of the panel of the Court of Appeals that the Court reversed.

Unless the Court clarifies the law in this area, the summary order below and the summary orders in *McBrearty* and *Wodka* will operate in this and other cases to insulate from liability defendants who inflict significant injury in violation of RICO.[4] While all three decisions are summary orders – and therefore "non-precedential" under Fed. R. App. P. 32.1 – parties and courts will inevitably follow them in future cases.

The abandonment of common law foreseeability principles in the Second and Ninth Circuits also threatens to spawn confusion among the lower courts in antitrust cases given the similar statutory language of RICO and the antitrust statutes. *See Holmes v. Securities Investor Prot. Corp.*, 503 U.S. 258, 268 (1992). In light of this, it is particularly urgent for the Court to provide authoritative guidance.[5]

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[4] Cases similar to this case and *Wodka* are pending in the Eighth Circuit, *Gomes v. Am. Century Cos., Inc.*, No. 10-0083-CV-W-SOW (W.D. Mo.); and in the Third Circuit, *Gamoran v. Neuberger Berman, LLC*, No. 11-CV-00751-GMS (D. Del.).

[5] The Court of Appeals erred to the extent that it held that Petitioner had "waived" her right to challenge the District Court's dismissal of her RICO claims by failing to raise it in the court below. In light of her re-pleading of her RICO claims for the express purpose of preserving them for appeal, Petitioner's concession that her RICO claims were subject to dismissal

The Court of Appeals refused to apply basic common law principles in evaluating the significance of intervening causes under RICO and thus decided an important question of federal law contrary to the relevant decisions of the Court. Sup. Ct. Rule 10(c). The decision below also conflicts with the decisions of other Courts of Appeals on the same important matter. Sup. Ct. Rule 10(a).

In *Bridge*, 553 U.S. 639, the Court held that defendants' racketeering activities proximately caused the plaintiffs' RICO injuries even though contributing causes – including government action – had intervened between the defendants' RICO violations and the plaintiffs' injuries. The plaintiffs and defendants in *Bridge* were competing buyers at a public auction. The defendants allegedly committed mail fraud by submitting false certifications to the government authorities conducting the auction. The false certifications misled government authorities concerning the identities of the defendants and the agents bidding on their behalf. The government authorities consequently awarded to the defendants a greater percentage of auction sales when the plaintiffs and defendants submitted equal bids.

based on law of the case cannot fairly be regarded as a failure to preserve the issue for purposes of appeal. The decision of the Court of Appeals, in addition to inflicting a manifest injustice on Petitioner, would also have a materially adverse impact on the administration of justice. It would make counsel reluctant to concede the applicability of *stare decisis* or law of the case for fear that they might later be deemed to have "waived" their appellate rights. Accordingly, the Court should issue a writ of certiorari not only to review the substantive RICO issues, but also to reviev the Court of Appeal's decision that Petitioner "waived" her right to appeal the dismissal of her RICO claims.

Despite the governmental action that had intervened between the defendants' fraud and the plaintiffs' injuries, the Court held that the RICO violations proximately caused the plaintiffs' injuries.

The Court said that the government's actions in permitting the defendants to participate in the auction had been the "foreseeable and natural consequence" of the fraud, 553 U.S. at 658, and therefore had *not* been "an intervening cause breaking the chain of causation." *Id.* That holding is entirely consistent with well-established common law principles of causation.

At common law, certain intervening events – also called "superseding causes" – may sever the causal nexus between a defendant's wrongdoing and a plaintiff's injury. This occurs, however, only if the injury is neither reasonably foreseeable nor part of the risk created by a defendant's wrongful conduct. *See, e.g., Exxon Co., U.S.A. v. Sofec, Inc.*, 517 U.S. 830, 837 (1996) ("'The doctrine of superseding cause is ... applied where ... the injury was actually brought about by a later cause of *independent origin that was not foreseeable*'") (emphasis added)), *quoting* 1 T. Schoenbaum, *Admiralty and Maritime Law* § 5-3, pp. 165-166 (2d ed. 1994).

A later cause can supersede the original cause only if it is independent of the original cause. *See, e.g., Aetna Ins. Co. v. Boon*, 95 U.S. 117, 130 (1877). For a cause nearer in time to be an "independent" cause – or, to use the terminology of *Anza v. Ideal Steel Supply Corp.*, 547 U.S. 451, 456, 458-60 (2006), for it to be "entirely distinct" so as to cut off liability – it must be neither reasonably foreseeable nor part of the risk created by the defendant's wrongful act. As Judge Friendly explained, "not every new force insulates a negligent defendant from liability or a plaintiff guilty of contributory fault from the consequences. The principle is limited to 'intervening causes which could not reasonably be foreseen, and which are no normal part of the risk created.'" *East Hampton Dewitt Corp. v. State Farm Mut. Auto. Ins. Co.*, 490 F.2d 1234, 1240 (2d Cir. 1973), *quoting* W. Keeton, D. Dobbs, R. Keeton & D. Owen, *Prosser and Keeton on Law of Torts* § 44, p. 281 (5th ed. 1984) [hereinafter *Prosser & Keeton*]. *Accord Bonsignore v. City of New York,* 683 F.2d 635, 638 (2d Cir. 1982), *quoting Derdiarian v. Felix Contracting Corp.*, 51 N.Y.2d 308, 316 (1980).

Not even the intentional or criminal act of a third-party is sufficient to break a causal chain where the intervening act is reasonably foreseeable. *See Lillie v. Thompson*, 332 U.S. 459, 462 (1947) (*per curiam*); *Hemi*, 130 S. Ct. at 998 (Breyer, *J.*, dissenting). *See also Preston v. Cauldwell-Wingate Co.*, 176 F.2d 237, 241 (2d Cir. 1949) (L. Hand, *J.*) ("it is not the law of New York that the intervention of a succeeding fault as such gives immunity to an earlier wrongdoer"); *Horan v. Watertown,* 217 Mass. 185, 186, 104 N.E. 464, 465 (1914).

Refusing to follow *Bridge* and established common law principles, the Court of Appeals adhered to its prior decision in *McBrearty* that reasonably foreseeable intervening events – here, government enforcement of criminal statutes – insulate racketeers from civil liability. This was error. The refusal of the Court of Appeals to apply basic common law principles in determining whether an intervening event constitutes a "supervening cause" under RICO cannot be reconciled with *Bridge* or with decisions of other Courts of Appeals. *See, e.g., Mid Atlantic Telecom, Inc. v. Long Distance Servs., Inc.*, 18 F.3d 260, 263-64 (4th Cir. 1994) ("[t]aking the complaint at face value, it cannot be said that we are confronted with circumstances ... where the intervening acts were wholly independent of the alleged [RICO] predicate acts."); *Cox v. Admin. United States Steel & Carnegie*, 17 F.3d 1386, 1399 (11th Cir. 1994) (where defendant's racketeering activity was a "substantial factor" in causing the harm, the existence of a contributing cause was "beside the point"), *citing Prosser & Keeton* § 41, at 268 ("If the defendant's conduct was a substantial factor in causing the plaintiff's injury, it follows that he will not be absolved from liability merely because other causes have contributed to the result, since such causes, innumerable, are always present").

By ignoring basic common law concepts, the decisions below effectively require that a RICO plaintiff's injury be caused by only one source. This conflicts with decisions of other Courts of Appeals. As the Eleventh Circuit has explained, "[i]n both federal RICO and federal antitrust cases, 'proximate cause is not ... the same thing as sole cause,' and it is enough for the plaintiff to plead and prove that the defendant's tortious or injurious conduct was a 'substantial factor in the sequence of responsible causation.'" *Williams v. Mohawk Indus., Inc.*, 465 F.3d 1277, 1288 n. 5 (11th Cir. 2006), *citing Cox*, 17 F.3d at 1399.

The Court's antitrust decisions confirm that reasonably foreseeable intervening events do not insulate a defendant from liability so long as the defendant's wrongdoing is a material cause of the plaintiff's injury.[6] In *Blue Shield of Virginia v. McCready*, 457 U.S. 465, 480 n.17 (1982), the Court held that a subsequent event that "contributed" to the plaintiff's injury did not break the sequence of responsible causation. Similarly, in *Zenith Radio Corp. v. Hazeltine Research, Inc.*, 395 U.S. 100, 114 n. 9 (1969), the Court held that it is "enough that the illegality is shown to be a material cause ... a plaintiff need not exhaust all possible alternative sources of injury in fulfilling his burden of proving compensable injury under § 4 [of the Clayton Act]." *See Hasbrouck v. Texaco, Inc.*, 842 F.2d 1034, 1042-45 (9th Cir. 1987) (intervening causes did not break the chain of causation).

Given the weight of the foregoing authority, the question raised in dissent by Justice Breyer in *Hemi* is particularly apt here: Where "so much basic common law argues in favor of [a finding that proximate cause exists], how can the Court avoid that conclusion here?" 130 S. Ct. at 998 (Breyer, *J.*, *dissenting*). This case (and *Wodka*) afford the Court an opportunity to decide the issue that the Court was unable authoritatively to resolve in *Hemi*. Allowing the summary orders in this case, *McBrearty*, and *Wodka* to stand as the leading authorities on the issue will result in much confusion regarding the role of foreseeability in RICO and antitrust causation.

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[6] The Court often looks to antitrust precedent for guidance when addressing RICO issues. *See Holmes*, 503 U.S. at 272; *Anza*, 547 U.S. at 477 (Thomas, *J.*, concurring in part and dissenting in part); *Agency Holding Corp. v. Malley-Duff & Assoc's Inc.*, 483 U.S. 143, 150 (1987).

The Court of Appeals also rejected Petitioner's appeal on the merits by relying – as did the District Court in *McBrearty,* 2009 WL 875220, at *3 – on *In re Am. Express Co. S'holder Litig.*, 39 F.3d 395, 400 (2d Cir. 1994). The Court of Appeals held that Petitioner's RICO claims were correctly dismissed on the merits because *American Express* established a bright-line rule "that proximate causation under RICO is absent where the alleged injury results from public exposure or disclosure of the alleged RICO violation." (A-5)

The decision of the Second Circuit suffers from an error that the Court has repeatedly warned against. In *Holmes,* the Court cautioned that, in the RICO context (as in the antitrust context), "the infinite variety of claims that may arise make it virtually impossible to announce a black letter rule that will dictate the result in every case." 503 U.S. at 272 n.20, *quoting Associated Gen. Contractors of Cal., Inc. v. Cal. State Council of Carpenters,* 459 U.S. 519, 536 (1983). The Court repeated that warning in *Bridge,* emphasizing that proximate cause "is a flexible concept that does not lend itself to 'a black-letter rule that will dictate the result in every case.'" 553 U.S. at 654, *quoting Holmes,* 503 U.S. at 272.

In *American Express,* shareholders of American Express brought a RICO action against the company's officers and directors for a decline in the price of the company's stock. The decline followed the exposure of a secret scheme by American Express officers to defame a competitor in violation of RICO. The exposure of the defendants' racketeering scheme allegedly harmed the *reputation* of American Express and led to the market's loss of faith in the company's leadership. That purportedly resulted in a decrease in the value of the shares of American Express, which injured the plaintiff shareholders. The Court of Appeals found no proximate cause, saying "the commission of the RICO violations was not what injured American Express. Rather, it was the exposure of those acts that caused the appellants' harm." 39 F.3d at 400.

In contrast to *American Express*, Petitioner's investment losses here are not the collateral results of damaged *reputation* from negative publicity. They are the direct result of the loss of the gambling company's enterprise value when law enforcement shut down its primary source of illegal revenue.

Unfortunately, the *American Express* court's reference to "exposure" has come to be regarded in the Second Circuit as a black letter rule of law that requires the dismissal of any RICO claim where the injury occurs after a previously secret RICO scheme is exposed, even if the exposure was a foreseeable contributing cause.

Furthermore, the ill-defined and mechanical rule for which *American Express* has come to stand – that RICO proximate causation is always lacking when injury results from the "exposure" or "disclosure" of RICO predicate activity – simply has no application to the facts of this case. Here, the harm was not caused by any "exposure" or "disclosure" of Respondents' racketeering activity (*i.e.*, investing in an illegal gambling company). Petitioner does *not* claim that the gambling company's stock plummeted because of (or had anything to do with) the "exposure" or "disclosure" of Respondents' investments. The fact of Respondents' investments was not secret; it had been reported in their SEC filings. The intervening cause of the mutual fund's injury, as identified by the courts below, was *not* the "exposure" or "disclosure" of *any* illegal activity. Instead, the investment losses were precipitated by *law enforcement* against illegal gambling businesses, which (as predicted in the prospectus of the gambling company) resulted in the mutual fund losing "a very substantial part of [its] investment."

This case therefore is a good example of how courts are led into error when they depart from a flexible, case-specific foreseeability standard when determining proximate causation under RICO.

II. The Writ of Certiorari Should Be Granted to Clarify Whether a Plaintiff Who Suffers a "First Step" RICO Injury Must Satisfy a Stricter Standard of Proximate Cause Than that Required Under the Common Law

Petitioner alleges a "first step" RICO injury suffered directly by the mutual fund that is neither contingent on the harm suffered by third parties nor "entirely distinct" from the RICO violations. Nevertheless, by adhering to its prior decision in *McBrearty,* the Court of Appeals required Petitioner to satisfy a stricter standard of proximate cause than that required by the common law. 353 Fed. Appx. at 642 n.1. In rejecting the application of common law foreseeability to Petitioner's "first step" RICO injuries, the Court of Appeals decided an important question of federal law contrary to decisions of the Court. Sup. Ct. Rule 10(c). In addition, the decision of the Court of Appeals conflicts with the decisions of other Courts of Appeals on the same important matter. Sup. Ct. Rule 10(a).

Petitioner submits that RICO proximate cause for a "first step" injury imposes no greater burden on a plaintiff than the common law requirement. Other Circuits have interpreted *Holmes* as mandating the application of common law proximate cause principles – which focus on foreseeability – to cases alleging "first step" RICO injuries. *See RWB Servs., LLC v. Hartford Computer Group, Inc.*, 539 F.3d 681, 688 (7th Cir. 2008); *Trollinger v. Tyson Foods, Inc.*, 370 F.3d 602, 615 (6th Cir. 2004) (a "first step" RICO injury must satisfy the "traditional requirements of proximate cause – that the wrongful conduct be a substantial and foreseeable cause and that the connection be logical and not speculative"); *Mid Atlantic Telecom,* 18 F.3d at 263 (4th Cir. 1994); *Cox,* 17 F.3d at 1399 (11th Cir. 1994) (applying common law principles to RICO proximate cause determination).

In reaching its decision, the *Hemi* plurality relied extensively on *Anza,* 547 U.S. 451. In that case, a merchant sued its competitor under RICO alleging that it was injured because the competitor failed to charge sales tax and submitted fraudulent tax returns to the State of New York. The competitor was thus able to undercut the plaintiff's price. In finding that the plaintiff had failed to allege proximate causation, the Court explained that "[t]he cause of [the plaintiff's] asserted harms ... is a set of actions (offering lower prices) *entirely distinct* from the alleged RICO violation (defrauding the State)." *Id.* at 458 (emphasis added). The alleged RICO violation directly caused the State to be defrauded of taxes, not the plaintiff to lose money to its competitor. *Id.*

Unlike in *Hemi* and *Holmes,* Petitioner here does not complain of second-hand injuries "purely contingent" on the harm suffered directly by third parties. *Hemi,* 130 S. Ct. at 989; *Holmes,* 503 U.S. at 271. Instead, Petitioner sues on behalf of a "first step" injured party.[7] There is no party more directly harmed by Respondents' illegal investments than the mutual fund on whose behalf Petitioner sues, and no better situated plaintiff would have an incentive to sue. *See Hemi*, 130 S. Ct. at 990; *Bridge*, 553 U.S. at 658; *Holmes*, 503 U.S. at 269-70.

Unlike *Hemi* and *Anza*, Petitioner does not complain of injury from causes "entirely distinct" from the underlying racketeering activity. *Hemi*, 130 S. Ct. at 990; *Anza*, 547 U.S. at 458. Rather, government enforcement of the criminal laws could not possibly have caused any harm to the mutual funds had there been no illegal investments "in the first place." *Hemi*, 130 S. Ct. 983. Respondents' predicate crimes therefore were the primary, efficient, and substantial cause of the mutual funds' losses.

The *Holmes* Court relied on "common law" proximate causation within the statutory framework of RICO because of similar language and attendant proximate cause requirements under the antitrust laws. When Congress enacted § 4 of the Clayton Act, § 7 of the Sherman Act read in relevant part: "Any person who shall be injured in his business or property by any other person or corporation by reason of anything forbidden or declared to be unlawful by this act, may sue ... ." 26 Stat. 210

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[7] The reference to "first step" in *Holmes*, 503 U.S. at 271-272, was based on a quotation from *Associated Gen. Contractors*, 459 U.S. at 534, which held that a union could not recover under the antitrust laws for the contingent injury it allegedly suffered by reason of the defendants' coercion directed against third parties. The Sixth Circuit has described these as "passed-on" injuries. *Trollinger*, 370 F.3d at 613-15.

(1890). Interpreting this language, the Court held that Congress had intended to "incorporate common-law principles of proximate causation." *Holmes*, 503 U.S. at 267, *citing Associated Gen. Contractors*, 459 U.S. at 533-34 & n.29, 536 n.33. The *Holmes* Court therefore concluded that "[w]e may fairly credit the 91st Congress, which enacted RICO, with knowing the interpretation federal courts had given the words earlier Congresses had used first in § 7 of the Sherman Act, and later in the Clayton Act's § 4." 503 U.S. at 268.

The Court has never held that RICO proximate causation for "first step" injuries, such as those complained of by Petitioner, is any more demanding than ordinary common law proximate causation. Indeed, the Court explicitly stated in *Holmes* that "our use of the term 'direct' should merely be understood as a reference to the proximate-cause enquiry." *Id.* at 268 & 272 n.20. That enquiry should be guided by the three factors weighed by the Court in *Holmes*, and by other established common law concepts, such as foreseeability. *See Bridge*, 553 U.S. at 658.

Congress expressly provided that the RICO statute is to "be liberally construed to effectuate its remedial purposes," Pub.L. 91-452, § 904(a), 84 Stat. 947 (1970). *See Sedima, S.P.R.L. v. Imrex Co., Inc.*, 473 U.S. 479, 497-98 (1985). There is no basis in the language of RICO or its legislative history, or in the Court's precedents, to impose a more stringent proximate cause requirement than the common law requirement, at least in the case of "first step" injuries. In light of the express Congressional admonition that RICO is to be liberally construed, "[c]ourts should not erect artificial barriers – metaphysical or otherwise – as a means of keeping RICO cases off the federal dockets." *Sun Savings and Loan Ass'n v. Dierdorff*, 825 F.2d 187, 194 (9th Cir. 1987).

The Second Circuit's unduly restrictive construction of RICO is contrary to the statutory mandate, the Court's precedents, and the decisions of other Courts of Appeals. Certiorari should be granted to decide the important question whether a plaintiff alleging a "first step" RICO injury must satisfy a stricter standard of proximate cause than that required at common law.

CONCLUSION

For all the foregoing reasons, Petitioner respectfully requests the Court to grant review of this matter and reverse.

Dated: September 14, 2011

Respectfully submitted,

Thomas I. Sheridan, III*
Andrea Bierstein
HANLY CONROY BIERSTEIN
SHERIDAN FISHER & HAYES, LLP
112 Madison Avenue
New York, NY 10016-7416
(212) 784-6404
tsheridan@hanlyconroy.com
abierstein@hanlyconroy.com

Attorneys for Petitioner

**Counsel of Record*

APPENDIX

UNITED STATES COURT OF APPEALS FOR THE SECOND CIRCUIT

SUMMARY ORDER

At a stated term of the United States Court of Appeals for the Second Circuit, held at the Daniel Patrick Moynihan United States Courthouse, 500 Pearl Street, in the City of New York, on the 17th day of June, two thousand eleven.

PRESENT:

JON O. NEWMAN,
JOSEPH M. McLAUGHLIN
DEBRA ANN LIVINGSTON,

Circuit Judges.

LAURA SEIDL, individually, derivatively, and on behalf of all others similarly situated,

Plaintiff-Appellant,

v.

AMERICAN CENTURY COMPANIES, INCORPORATED; American Century Investment Management, Incorporated; James E. Stowers, Jr.; Jonathan S. Thomas; Thomas A. Brown; Andrea C. Hall; Donald H. Pratt; Gale E. Sayers; M. Jeannine Strandjord; Timothy S. Webster; William M. Lyons; Mark Mallon; Wade Slome; Bruce Wimberly; Jerry Sullivan; James E. Stowers, III,

Defendants-Appellees,

AMERICAN CENTURY MUTUAL FUNDS, INC., doing business as AMERICAN CENTURY ULTRA FUND,

Nominal Defendant–Appellee.

THOMAS I. SHERIDAN, Hanly Conroy Bierstein Sheridan Fisher & Hayes, New York, NY, *for Plaintiff–Appellant.*

GORDON C. ATKINSON (Benjamin H. Kleine, *on the brief*), Cooley LLP, San Francisco, CA, *for* American Century Companies, Inc.; American Century Investment Management, Inc.; James E. Stowers, Jr.; Jonathan S. Thomas; William M. Lyons; Mark Mallon; Wade Slome; Bruce Wimberly; Jerry Sullivan; James E. Stowers, III.

Steuart H. Thomsen, Sutherland Asbill & Brennan LLP, Washington, D.C., *for* Thomas A. Brown; Andrea C. Hall; Donald H. Pratt; Gale E. Sayers; M. Jeannine Strandjord; Timothy S., Webster; American Century Mutual Funds, Inc., d/b/a American Century Ultra Fund.

UPON DUE CONSIDERATION, it is hereby ORDERED, ADJUDGED, and DECREED that the judgment of the district court be AFFIRMED.

Plaintiff-Appellant Laura Seidl appeals from a judgment of the United States District Court for the Southern District of New York (Cote, *J.*) granting Defendants-Appellees' motions to dismiss Seidl's complaint pursuant to Fed. R. Civ. P. 12(b)(6). Seidl brought this action individually, derivatively, and on behalf of all others similarly situated, against Defendants-Appellees, alleging violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), 18 U.S.C. § 1961 et seq., as well as asserting state common law claims for breach of fiduciary duty, negligence, and waste.

In an Opinion and Order dated May 7, 2010, the district court granted Defendants-Appellees' motions to dismiss Seidl's second amended complaint for failure to state a claim pursuant to Fed. R. Civ. P. 12(b)(6). The district court then entered judgment dismissing Seidl's complaint with prejudice on May 10, 2010. Seidl timely filed a notice of appeal on June 9, 2010. We assume the parties' familiarity with the underlying facts and procedural history.

* * *

Seidl raises three primary arguments on appeal. First, Seidl argues that the district court erred in concluding that she failed to allege proximate cause under RICO. Second, Seidl argues that we should vacate the portion of the district court's judgment dismissing her derivative claims for failure to make a demand on Nominal Defendant–Appellee American Century Mutual Funds, Inc.'s Board of Directors. Finally, Seidl argues that, under Maryland law, she has standing to pursue a direct action against the individual corporate officers and directors, and that the district court erred in concluding otherwise.

We review *de novo* a district court's dismissal of a complaint for failure to state a claim pursuant to Fed. R. Civ. P. 12(b)(6). *See Nicholas v. Goord,* 430 F.3d 652, 657 (2d Cir. 2005). To survive a Rule 12(b)(6) motion to dismiss, "a complaint must contain sufficient factual matter, accepted as true, to 'state a claim to relief that is plausible on its face.' " *Ashcroft v. Iqbal,* 129 S. Ct. 1937, 1949 (2009) (quoting *Bell Atl. Corp. v. Twombly,* 550 U.S. 544, 570 (2007)). A claim is facially plausible only "when the plaintiff pleads factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged." *Id.* at 1949-50. We must accept Seidl's factual allegations as true and draw all reasonable inferences in her favor. *See id.* at 1949. Pleadings that are "no more than conclusions are not entitled to the assumption of truth." *Id.* at 1950. "The plausibility standard is not akin to a 'probability requirement,' but it asks for more than a sheer possibility that a defendant has acted unlawfully." *Id.* at 1949 (quoting *Bell Atl. Corp.*, 550 U.S. at 557). Determining plausibility, meanwhile, is a "context-specific task that requires the reviewing court to draw on its judicial experience and common sense." *Id.* at 1950.

A. RICO Proximate Causation

Seidl argues that the district court erred in concluding that she failed to allege proximate cause under RICO. Seidl contends that this Court erred in its analysis in *McBrearty v. Vanguard Grp., Inc.*, 353 F. App'x 640 (2d Cir. 2009) (unpublished), which affirmed a judgment by the district court that Seidl stipulated was applicable to this case. *See McBrearty v. Vanguard Grp., Inc.*, No. 08–cv–7650, 2009 WL 875220 (S.D.N.Y. Apr. 2, 2009). We decline to consider the merits of Seidl's argument.

We have made clear that an appellate court will not consider an issue raised for the first time on appeal. *In re Nortel Networks Secs. Litig.*, 539 F.3d 129, 132 (2d Cir. 2008). Below, Seidl never argued that the district court's analysis of proximate causation under RICO was contrary to *Hemi Group, LLC v. City of N.Y.*, 130 S. Ct. 983 (2010), or any other controlling precedent. In fact, Seidl not only attested on multiple occasions that *McBrearty* dictated the outcome of this case, but also twice acknowledged that she had not amended her complaint in a way "that would change [the district court's] analysis of the RICO proximate cause issue." Seidl's argument is therefore waived. To the extent that Seidl has not waived her argument, we conclude that it is without merit. *See Anza v. Ideal Steel Supply Corp.*, 547 U.S. 451, 458 (2006) (concluding that proximate causation under RICO was absent where the alleged harm was "entirely distinct" from the alleged RICO violation); *In re Am. Express Co. Shareholder Litig.*, 39 F.3d 395, 400 (2d Cir. 1994) (holding that proximate causation under RICO is absent where the alleged injury results from public exposure or disclosure of the alleged RICO violation).

B. Partial Vacatur of Judgment

Seidl next argues that the district court's judgment with respect to her derivative claims should be vacated, since Seidl made a post-judgment demand on the board and commenced a different action alleging that she made an appropriate demand, thereby rendering this appeal moot as to her derivative claims. We are not persuaded.

A party " 'seeking relief from the status quo of the judgment below [must] demonstrate ... equitable entitlement to the extraordinary remedy of vacatur.' " *Doe v. Gonzales,* 449 F.3d 415, 420 (2d Cir.2006) (quoting *U.S. Bancorp Mortg. Co. v. Bonner Mall P'ship,* 513 U.S. 18, 26 (1994) (internal alterations omitted)). "In considering whether vacatur of a lower court opinion is warranted when a case becomes moot on appeal, we look to the 'nature and character of the conditions which have caused the case to become moot.' " *Id.* (quoting *U.S. Bancorp,* 513 U.S. at 24). "If the case has become moot due to circumstances unattributable to any of the parties or from the unilateral action of the party who prevailed in the district court, vacatur is usually warranted." *Id.* If, however, "the party seeking relief from the judgment below caused the mootness by voluntary action, vacatur is usually not warranted." *Id* (internal citation and quotation marks omitted); *see also Alvarez v. Smith,* 130 S. Ct. 576, 582 (2009) (distinguishing mootness caused by a party's voluntary action and "mootness caused by 'happenstance' ").

Here, even if we assume that Seidl's subsequent demand on the board renders the appeal as to her derivative claims moot, Seidl is not entitled to a partial vacatur of the district court's judgment. Seidl herself attests that the appeal as to her derivative claims is moot due to her own decision to make a demand, and not due to happenstance or a unilateral action by Defendants-Appellees.[1] We therefore decline to vacate the district court's judgment in part.

C. Shareholder Standing

Seidl finally argues that she has standing to pursue direct claims against the corporate officers and directors named as defendants, and that the

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[1] Seidl contends that her decision to make a demand was not voluntary, but constrained by statute of limitations concerns. Because Seidl raises this argument for the first time in her reply brief, it is waived. *See Norton v. Sam's Club,* 145 F.3d 114, 117 (2d Cir. 1998) (noting that an argument raised for the first time in a reply brief is inadequately raised for appellate review).

district court erred in concluding that Seidl lacked shareholder standing. We find Seidl's argument to be without merit.

Under Maryland law, in determining whether a shareholder may bring a direct suit against corporate defendants, the relevant question is not whether the shareholder suffered injury, but rather "whether the shareholders' injury is 'distinct' from that suffered by the corporation." *Strougo v. Bassini,* 282 F.3d 162, 170 (2d Cir. 2002) (quoting *Tafflin v. Levitt,* 608 A.2d 817, 820 (Md. Ct. Spec. App. 1992)). Where the harm to shareholders flows from injuries to a corporation's business or property, "including those that decrease the value of firm assets or otherwise impair the corporation's ability to generate profits," there is no shareholder standing, and only the corporation may bring suit. *Id* at 170–71; *see also Shenker v. Laureate Educ., Inc.,* 983 A.2d 408, 425 (Md. 2009) (finding that the alleged injury was suffered solely by the shareholders and not the corporation); *Waller v. Waller,* 49 A.2d 449, 452 (Md. 1946) (noting that a shareholder cannot bring suit against corporate officers or directors to recover damages for a "breach of trust which depreciated the capital stock or rendered it valueless").

Here, Seidl has failed to allege an injury distinct from the losses suffered by the corporation. Seidl's complaint merely makes the conclusory allegation that she and the proposed class members "suffered special injuries not suffered by shareholders in ACMF who were not investors in the [Ultra] Fund." In addition, Seidl seeks compensatory damages representing the loss "in value of [her] investments resulting from Defendants' wrongful conduct." In such circumstances, Maryland law makes clear that a shareholder may not bring a direct suit against the corporate officers or directors. Seidl's argument therefore fails.

D. Conclusion

We have reviewed Seidl's remaining arguments and find them to be moot, waived, or without merit. *See In re Nortel,* 539 F.3d at 132; *Norton v. Sam's Club,* 145 F.3d 114, 117 (2d Cir. 1998). The judgment of the district court is therefore AFFIRMED.

FOR THE COURT:

s/ Catherine O'Hagan Wolfe
Catherine O'Hagan Wolfe, Clerk

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

08 CIVIL 8857 (DLC)

LAURA SEIDL, individually, derivatively and on behalf of all other similarly situated,

Plaintiff,

- against -

AMERICAN CENTURY COMPANIES, INC., et al.,

Defendants.

-and-

AMERICAN CENTURY MUTUAL FUNDS, INC., Doing business as AMERICAN CENTURY ULTRA FUND,

Nominal Defendant.

JUDGMENT

Defendants having moved to dismiss pursuant to Fed. R. Civ. P. 12(b)(6), and the matter having come before the Honorable Denise L. Cote, United States District Judge, and the Court, on May 7, 2010, having rendered its Opinion and Order granting defendants' motion to dismiss the second amended complaint with prejudice, it is,

ORDERED, ADJUDGED AND DECREED: That for the reasons stated in the Court's Opinion and Order dated May 7, 2010, defendants' motion to dismiss is granted and the second amended complaint is dismissed with prejudice; accordingly, the case is closed.

Dated: New York, New York
May 10, 2010

RUBY J. KRAJICK
Clerk of Court

BY: s/ [illegible]
Deputy Clerk

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

08 Civ. 8857
(DLC)

LAURA SEIDL, individually, derivatively and on behalf of all others similarly situated,

Plaintiff,

-v-

AMERICAN CENTURY COMPANIES, INC., AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., JAMES E. STOWERS, JR., JAMES E. STOWERS, III, JONATHAN S. THOMAS, THOMAS A. BROWN, ANDREA C. HALL, DONALD H. PRATT, GALE E. SAYERS, M. JEANNINE STRANDJORD, TIMOTHY S. WEBSTER, WILLIAM M. LYONS, MARK MALLON, WADE SLOME, BRUCE WIMBERLY, and JERRY SULLIVAN,

Defendants,

-and-

AMERICAN CENTURY MUTUAL FUNDS, INC., doing business as AMERICAN CENTURY ULTRA FUND,

Nominal Defendant.

APPEARANCES:

For plaintiff:

Gregory P. Erthal,
SimmonsCooper, LLC,
707 Berkshire Blvd., P.O. Box 521
East Alton, IL 62024

Thomas I. Sheridan, III,
Andrea Bierstein,
Hanly Conroy Bierstein Sheridan Fisher
& Hayes, LLP,
112 Madison Avenue
New York, NY 10016

For defendants American Century Companies, Inc., American Century Investment Management, Inc., James E. Stowers, Jr., James E. Stowers, III, Jonathan S. Thomas, William M. Lyons, Mark Mallon, Wade Slome, Bruce Wimberly, and Jerry Sullivan:

Gordon C. Atkinson
Cooley Godward Kronish LLP
114 Avenue of the Americas
New York, NY 10036

For defendants Thomas A. Brown, Andrea C. Hall, Donald H. Pratt, Gale E. Sayers, M. Jeannine Strandjord, and Timothy S. Webster, and nominal defendant American Century Mutual Funds, Inc., doing business as American Century Ultra Fund:

David P. Langlois
Sutherland Asbil & Brennan, LLP
1114 Avenue of the Americas, 40th Flr.
New York, NY 10036

Marguerite C. Bateman
Steuart H. Thomsen
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004

OPINION & ORDER

DENISE COTE, District Judge:

This lawsuit concerns a mutual fund's liability to its shareholders for investments in an online gambling company. The investments declined in value after the United States government stepped up law enforcement efforts against illegal online gambling enterprises. Plaintiff, a shareholder in the mutual fund, brings this derivative and putative class action lawsuit alleging violations of the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. §§ 1961-1968 ("RICO"), as well as state common law claims for breach of fiduciary duty, negligence, and waste. On December 18, 2009, the defendants filed motions to dismiss pursuant to Fed. R. Civ. P. 12(b)(6). For the following reasons, the motions are granted.

BACKGROUND

The following facts are taken from the second amended complaint ("SAC"). Plaintiff Laura Seidl ("plaintiff") is a shareholder in nominal defendant American Century Mutual Funds, Inc. ("ACMF"), a Maryland corporation, through its American Century Ultra Fund (the "Ultra Fund"). Plaintiff purchased her shares in the Ultra Fund sometime prior to 2005, and still owns her shares. ACMF is registered under the Investment Company Act of 1940 as an open-end management investment company. ACMF is a "series" mutual fund that offers eighteen different series, or classes of stock, to investors. Each series of stock represents a different group of shareholders with an interest in a separate portfolio of securities, commonly referred to as a "fund." The Ultra Fund is one of the eighteen funds managed by ACMF; it is not a separate legal entity from ACMF.

ACMF is controlled by an investment management company, defendant American Century Companies, Inc. ("ACC"), through its subsidiary, defendant American Century Investment Management, Inc. ("ACIM"). ACC selects and appoints the executives and the entire board of directors of ACMF. ACIM serves as the investment adviser to ACMF and is responsible for management of the Ultra Fund. ACMF has a single board of directors which oversees all eighteen of its funds, including the Ultra Fund. At all times relevant to this action, ACMF's board of directors had nine members, of which six were independent directors (the "Independent Directors"), all of whom are named as individual defendants in this action[2] In addition to ACC, ACIM, ACMF, and the members of ACMF's board, plaintiff also names as defendants other officers of ACMF[3] and the co-portfolio managers of the Ultra Fund[4], who plaintiff alleges were also responsible for the investment decision at issue here.

Plaintiff claims that "each of the [d]efendants knowingly developed, implemented, and continued" or "conspired to develop, implement, and continue" an investment strategy involving the purchase of shares in PartyGaming Plc ("PartyGaming"),[5] which plaintiff contends was "an illegal gambling business" within the meaning of 18 U.S.C. § 1955.[6] Plaintiff

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[2] The SAC identifies the following nine individuals as members of ACMF's board: James E. Stowers, Jr. ("Stowers, Jr."), the Chairman of ACMF; Jonathan S. Thomas ("Thomas"), the Executive Vice President of ACMF from November 2005 through February 2007, and President and Chief Executive Officer of ACMF since January 2007; James E. Stowers, III ("Stowers III"); Thomas A. Brown ("Brown"); Andrea C. Hall ("Hall"); Donald H. Pratt ("Pratt"); Gale E. Sayers ("Sayers"); M. Jeannine Strandjord ("Strandjord"); and Timothy S. Webster ("Webster"). The SAC identifies the following individuals as Independent Directors: Brown, Hall, Pratt, Sayers, Strandjord and Webster.

[3] These additional defendant officers are William M. Lyons, the President and Chief Executive Officer of ACMF from September 2000 through January 2007, and Mark Mallon, the Executive Vice President and Chief Investment Officer of ACMF.

[4] The co-portfolio managers of the Ultra Fund are defendants Wade Slome, Bruce Wimberly, and Jerry Sullivan.

[5] The SAC indicates that PartyGaming is a Gibraltar company listed on the London Stock Exchange.

[6] Section 1955 provides that "[w]hoever conducts, finances, manages, supervises, directs, or owns all or part of an illegal gambling business shall be fined under this title or imprisoned

alleges that beginning in or around June 2005, defendants caused ACMF, through the Ultra Fund, to purchase millions of shares of PartyGaming. ACMF continued to purchase shares of PartyGaming for the Ultra Fund through at least January 2006. The SAC states that as of April 30, 2006, ACMF owned 34,684,000 shares of PartyGaming through the Ultra Fund. Plaintiff alleges that prior to making these investments, each of the defendants knew, or was reckless in not knowing, that PartyGaming was taking bets from gamblers in the United States and that United States law enforcement considered PartyGaming's activities to be illegal gambling.

On June 1, 2006, a U.S. grand jury indicted London-based BetOnSports Plc, an online gambling business similar to PartyGaming, for racketeering, mail fraud, and running an illegal gambling enterprise. When the indictment was unsealed on July 16, 2006, the price of PartyGaming's stock fell "dramatically." Sometime around late July 2006, ACMF sold all of the shares of PartyGaming held by the Ultra Fund, realizing millions of dollars in losses.[7]

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not more than five years, or both." 18 U.S.C. § 1955(a). "Illegal gambling business" is defined as a gambling business which "(i) is a violation of the law of a State or political subdivision in which it is conducted; (ii) involves five or more persons who conduct, finance, manage, supervise, direct, or own all or part of such business; and (iii) has been or remains in substantially continuous operation for a period in excess of thirty days or has a gross revenue of $2,000 in any single day." *Id.* § 1955(b).

[7] Although the defendants have never disclosed the exact dates, purchase prices, or numbers of shares of PartyGaming purchased and sold by ACMF on behalf of the Ultra Fund, plaintiff estimates that the capital losses suffered by ACMF due

Over two years later, on October 15, 2008, plaintiff filed a complaint against the defendants, alleging direct class action and derivative claims under RICO and state common law. Specifically, plaintiff alleged that defendants' repeated investments in PartyGaming, an illegal gambling business, constituted an "open-ended, continuous pattern of racketeering activity" that injured her "[a]s a direct, foreseeable, and proximate result." The complaint also accused defendants of breach of fiduciary duty, negligence, and waste. The defendants answered the complaint on April 6, 2009, and amended their answer on April 22.

At a conference held April 28, the plaintiff and defendants agreed that the application of this Court's decision in *McBrearty v. Vanguard Group, Inc.*, No. 08 Civ. 7650 (DLC), 2009 WL 875220 (S.D.N.Y. Apr. 2, 2009), *aff'd,* 353 Fed.Appx. 640 (2d Cir. 2009) ("*McBrearty*"), would result in dismissal of plaintiff's RICO claims due to the failure to adequately plead proximate causation as required by RICO. By Order dated April 28, 2009, plaintiff's RICO claims were dismissed and plaintiff was granted leave to amend the complaint to allege diversity jurisdiction.

Plaintiff filed a first amended complaint on May 8, 2009. Defendants answered on June 25, and on July 2, moved for judgment on the pleadings pursuant to Fed. R. Civ. P. 12(c). On August 28, plaintiff filed her opposition in which she requested leave to amend. On October 20, defendants' motion for judgment on the pleadings was denied without prejudice to renewal and plaintiff was granted leave

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to the Ultra Fund's investments in PartyGaming exceed $15 million.

to amend. Plaintiff filed the SAC on November 20, 2009. The SAC reasserts plaintiff's purported direct class action, derivative, and individual claims under RICO, 18 U.S.C. § 1962(c) & (d), and under state common law. On December 18, defendants filed motions to dismiss the SAC pursuant to Fed. R. Civ. P. 12(b)(6). Plaintiff filed her opposition on January 22, 2010, and the motions became fully submitted on February 19.

DISCUSSION

"Under Federal Rule of Civil Procedure 8(a)(2), a pleading must contain a 'short and plain statement of the claim showing that the pleader is entitled to relief.' " *Ashcroft v. Iqbal,* 556 U.S. __, 129 S.Ct. 1937, 1949 (2009). A court considering a motion to dismiss pursuant to Rule 12(b)(6) "must accept as true all allegations in the complaint and draw all reasonable inferences in favor of the non-moving party." *Vietnam Ass'n for Victims of Agent Orange v. Dow Chem. Co.,* 517 F.3d 104, 115 (2d Cir. 2008) (citation omitted). For a plaintiff's claim to survive a motion to dismiss, "a complaint must contain sufficient factual matter, accepted as true, to 'state a claim to relief that is plausible on its face.' " *Iqbal,* 129 S.Ct. at 1949 (quoting *Bell Atl. Corp. v. Twombly,* 550 U.S. 544, 570 (2007) (citation omitted)). Applying this plausibility standard is "a context-specific task that requires the reviewing court to draw on its judicial experience and common sense." *Iqbal,* 129 S.Ct. at 1950. "[T]hreadbare recitals of the elements of a cause of action, supported by mere conclusory statements, do not suffice." *Harris v. Mills,* 572 F.3d 66, 72 (2d Cir. 2009). A complaint must "give[ ] the defendant fair notice of what the plaintiff's claim is and the grounds upon which it rests." *Holmes v. Grubman*, 568 F.3d 329, 335 (2d Cir. 2009) (citation omitted).

1. RICO Claims

The April 28, 2009 Order dismissed plaintiff's RICO claims for the reasons stated in *McBrearty*, 2009 WL 875220, at *2-*4. Since the dismissal of these claims, plaintiff has twice amended her complaint. Plaintiff concedes, however, that there has been no amendment that would alter the conclusion that plaintiff has failed to plead proximate causation under RICO. *See id.* Because the April 28, 2009 Order is the law of the case, and plaintiff has identified no "cogent" or "compelling" reason to revisit the Order, *see Ali v. Mukasey*, 529 F.3d 478, 490 (2d Cir. 2008), the RICO claims are dismissed.

2. Shareholder Standing

Plaintiff asserts two direct class-action claims under state common law for breach of fiduciary duty and negligence. Defendants argue that these claims should be dismissed because they can be brought only as derivative claims on behalf of ACMF. The issue of "shareholder standing," that is, whether claims should be brought directly or derivatively, is a question of state law. A federal court adjudicating questions of state law must apply the choice of law principles of the forum state. *Wall v. CSX Transp., Inc.*, 471 F.3d 410, 415 (2d Cir. 2006). Under New York law, courts look "to the law of the state of incorporation in adjudicating a corporation's 'internal affairs,' including questions as to the relationship between the corporation's shareholders and its directors," such as a shareholder derivative action. *Galef v. Alexander*, 615 F.2d 51, 58 (2d Cir.

1980); *see also In re BP plc Derivative Litig.*, 507 F. Supp. 2d 302, 307-09 (S.D.N.Y. 2007). Because ACMF is a Maryland corporation, Maryland law applies to the question of shareholder standing.[8]

Under Maryland law, a shareholder's right to bring a direct action depends on whether the shareholder alleges an injury that is "distinct" from that suffered by the corporation. *Strougo v. Bassini*, 282 F.3d 162, 170 (2d Cir. 2002) (citation omitted); *Waller v. Waller*, 49 A.2d 449, 452 (1946). In *Shenker v. Laureate Educ., Inc.*, 983 A.2d 408 (2009), the Maryland Court of Appeals recently reaffirmed that "a shareholder may bring a direct action, either individually or as a representative of a class, against alleged corporate wrongdoers when the shareholder *suffers the harm directly* or *a duty is owed directly to the shareholder*, though such harm also may be a violation of a duty owing to the corporation." *Id.* at 424 (emphasis added). "That the plaintiff suffered his or her injury in common with all other shareholders is not determinative of whether the injury suffered is direct or indirect." *Id.* (citing *Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031, 1033 (Del. 2004));
see also Strougo, 282 F.3d at 171. "Where the rights attendant to stock ownership are adversely affected, shareholders generally are entitled to sue directly, and any monetary relief granted goes to the shareholder." *Shenker*, 983 A.2d at 424.

Plaintiff's first direct class-action claim is that the defendants breached fiduciary duties owed to shareholders of the Ultra Fund by causing ACMF to

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[8] The parties do not dispute that Maryland law applies to the question of shareholder standing.

invest in PartyGaming. Specifically, plaintiff alleges that defendants "acted (a) in bad faith, (b) in a manner that they did not reasonably believe to be in the best interests of the shareholders of ACMF who invested in the Ultra Fund, or (c) without the care that an ordinarily prudent person in a like position would use under similar circumstances." In Maryland, the fiduciary duties owed to a corporation by its directors and officers are codified in Md.Code Ann., Corps. & Ass'ns § 2-405.1(a) (1975, 2007 Repl.Vol.).[9] *See Shenker,* 983 A.2d at 419. Subsection (g) of § 2-405.1 provides that "[n]othing in this section creates a duty of any director of a corporation enforceable otherwise than by the corporation or in the right of the corporation." Md.Code Ann., Corps. & Ass'ns § 2-405.1(g). The *Shenker* court held that the "plain mean[ing]" of subsection (g) is that "to the extent § 2-405.1 creates duties on directors such as the duty of care contained in § 2-405.1(a), *those duties are enforceable only by the corporation or through a shareholders' derivative action.*" *Shenker,* 983 A.2d at 426 (emphasis added). Because plaintiff's claim is premised solely on defendants' purported breach of fiduciary duties imposed by § 2-405.1(a), this claim belongs to ACMF pursuant to § 2-405(g), and must therefore be brought through a derivative action.

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[9] Section 2-405.1 states in pertinent part: "A director shall perform his duties as a director, including his duties as a member of a committee of the board on which he serves: (1) In good faith; (2) In a manner he reasonably believes to be in the best interests of the corporation; and (3) With the care that an ordinarily prudent person in a like position would use under similar circumstances." Md. Code Ann., Corps. & Ass'ns § 2-405.1(a).

Plaintiff's second direct class-action claim is that defendants breached their duty to exercise reasonable care with respect to investments made by the Ultra Fund and are therefore liable for negligence. Plaintiff's claim that defendants negligently invested in an illegal gambling operation is essentially a claim that the defendants mismanaged the Ultra Fund's assets. Like plaintiff's claim that defendants breached their fiduciary duties, her negligence claim based on a duty to exercise reasonable care belongs to ACMF. *See Shenker,* 983 A.2d at 420 ("It is without question that § 2-405.1(a) governs the duty of care owed by directors when they undertake managerial decisions on behalf of the corporation."); *see also Strougo,* 282 F.3d at 170 (finding that under Maryland law, "[i]ll-advised investments by a corporation ... constitute an impairment or destruction of the corporation's business" that give rise to claims belonging to the corporation) (citation omitted). Thus, plaintiff's second class-action claim must be brought through a derivative action.[10]

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[10] Plaintiff alleges that she and the other shareholders of the Ultra Fund suffered "special injuries not suffered by shareholders in ACMF who were not investors in the Ultra Fund." The fact that ACMF is a series fund and that the shareholders of ACMF's other funds did not suffer the same injury as the shareholders of the Ultra Fund does not transform plaintiff's claims into direct claims. The individual series of a registered investment company are, for all practical purposes, treated as separate investment companies, *see In re Mutual Funds Inv. Litig.,* 519 F. Supp. 2d 580, 588-89 (D. Md. 2007), and therefore any recovery in a derivative suit would go to the shareholders of the Ultra Fund, not to the shareholders of ACMF's other funds. Moreover, under Maryland law, the test for shareholder standing is whether a plaintiff's alleged injury is distinct from the injury to the corporation, not distinct from

3. Plaintiff's Demand Failure is Not Excused

Plaintiff asserts derivative claims for breach of fiduciary duty, negligence, and waste. "The derivative form of action permits an individual shareholder to bring suit to enforce a corporate cause of action against officers, directors, and third parties." *Kamen v. Kemper Fin. Servs., Inc.,* 500 U.S. 90, 95 (1991) (citation omitted). Under Fed. R. Civ. P. 23.1, the complaint of a shareholder bringing a derivative action must "state with particularity ... any effort by the plaintiff to obtain the desired action from the directors or comparable authority" and "the reasons for not obtaining the action or not making the effort." Fed. R. Civ. P. 23.1(b)(3); *see Lewis v. Graves,* 701 F.2d 245, 248 (2d Cir. 1983) ("The reasons advanced for a claim of futility must be pled with particularity in the complaint itself."). Rule 23.1 is a "rule of pleading that creates a federal standard as to the specificity of facts alleged with regard to efforts made to urge a corporation's directors to bring the action in question." *Halebian v. Berv,* 590 F.3d 195, 211 (2d Cir. 2009) (citation omitted). "The federal rule merely requires that the complaint in such a case allege the facts that will enable a federal court to decide whether such a demand requirement has been satisfied." *Id.; see also Kamen,* 500 U.S. at 96. The substance of the demand requirement, and any exception to the demand requirement, is analyzed by looking to the law of the state where the entity on whose behalf the plaintiff seeks relief is

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the injury to other shareholders. *See Shenker,* 983 A.2d at 424; *Strougo,* 282 F.3d at 171. Plaintiff's attempt to convert her derivative claims into direct claims based on alleged "special injuries" suffered by the shareholders of the Ultra Fund is thus unavailing.

incorporated. *Halebian,* 590 F.3d at 211; *see also Scalisi v. Fund Asset Mgmt., L.P.,* 380 F.3d 133, 138 (2d Cir. 2004). Because ACMF is a Maryland corporation, Maryland law applies to the demand requirement analysis.[11]

In *Werbowsky v. Collomb,* 766 A.2d 123 (2001), the Maryland Court of Appeals performed an exhaustive review of the demand requirement under Maryland law.[12] Observing that a shareholder's derivative suit "necessarily intrudes upon the managerial prerogatives ordinarily vested in the directors," and that such actions may be "abus[ed]" by "disgruntled shareholders," the court held that a shareholder must "first make a good faith effort to have the corporation act directly and explain to the court why such an effort either was not made or did not succeed." *Werbowsky,* 766 A.2d at 133. The court noted that in most instances, presuit demand "is not an onerous requirement" and "gives the directors — even interested, non-independent directors — an opportunity to consider, or reconsider, the issue in dispute." *Id.* at 144. The court recognized, however, a "very limited" exception to the demand requirement based on futility. *Id.* The court held that under Maryland law, demand is futile "only when the allegations or evidence clearly demonstrate, in a very particular manner," that:

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[11] The parties do not dispute that Maryland law applies to the issue of whether the demand requirement has been satisfied in this case.

[12] In *Scalisi,* the Second Circuit noted that while many states have codified in whole or in part the rules governing derivative actions, Maryland has not. *Scalisi,* 380 F.3d at 138 n. 8. "However, Maryland courts recognize derivative actions even in the absence of a specific statute or court rule." *Id.*

> (1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation, or
>
> (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule.

Id. at 144; *see also Scalisi,* 380 F.3d at 138-39.[13] This very narrow exception to the demand requirement was intended to "focus[ ] the court's attention on the real, limited, issue — the futility of a pre-suit demand — and avoid[ ] injecting into a preliminary proceeding issues that go more to the merits of the complaint." *Werbowsky,* 766 A.2d at 144.[14]

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[13] Plaintiff suggests that a more lenient standard for proving demand futility should apply to the directors of mutual funds. Plaintiff provides no legal authority under Maryland law (or the law of any other jurisdiction) to differentiate between investment companies and other corporations for purposes of assessing demand futility. Indeed, the Second Circuit rejected a similar argument in *Scalisi. See Scalisi,* 380 F.3d at 140 ("*Werbowsky* sets forth at length Maryland's standards for determining whether demand on a corporation's directors is excused. We see no reason to believe that Maryland would depart from those standards in the case of a registered investment company."). Finding no merit in plaintiff's proposition, the *Werbowsky* standard shall be applied here.

[14] Given this limited exception, it is not surprising that there has been only one case, *Felker v. Anderson,* No. 04 Civ. 0372, 2005 WL 602974 (W.D. Mo. 2005), where demand was deemed futile under Maryland law since *Werbowsky. See Washtenaw County Employees' Retirement System v. Wells Real Estate Inv. Trust,* No. 07 Civ. 862(CAP), 2008 WL 2302679, at *14 (N.D.Ga. Mar. 31, 2008). *Felker* has been criticized, however, by other

Plaintiff concedes in the SAC that she did not make a presuit demand on ACMF's board. Plaintiff contends, however, that a demand would be futile in this case under both prongs of the *Werbowsky* test. With respect to the irreparable harm prong, plaintiff alleges that the legal positions advanced by the Independent Directors and ACMF in defending this lawsuit have "foreclosed any possibility of redress for [her] claims ... except through this derivative lawsuit." Plaintiff is essentially arguing that if she were forced to make a demand upon ACMF's board, and the board decided to file suit on behalf of ACMF, such a lawsuit would be hampered by the legal positions taken by the defendants in this suit, thereby causing ACMF "irreparable harm." Plaintiff's argument misapprehends the nature of the irreparable harm prong of the test for demand futility under *Werbowsky*. Plaintiff argues that irreparable harm will arise *not from having to make a demand,* but rather from the possibility that ACMF's board *would accede to her demand.* This argument is without merit.[15]

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courts as an improper application of Maryland law and as generally unpersuasive. *See In re CNL Hotels & Resorts, Inc. Secs. Litig.,* No. 04 Civ. 1231, 2005 WL 2219283, at *5 n. 18 (M.D.Fla. Sept. 13, 2005); *Washtenaw,* 2008 WL 2302679, at *14; *Caston v. Hoaglin,* No. 08 Civ. 200, 2009 WL 3078214, at *6-7 (S.D.Ohio Sept. 23, 2009).

[15] Plaintiff also argues that any delay caused by making a demand would irreparably harm ACMF because dismissal of the present action would bolster a defense based on statute of limitations. Again, this argument misapprehends the nature of the irreparable harm prong of the *Werbowsky* test because it is premised on an injury that might occur if the board acceded to plaintiff's demand. Moreover, plaintiff's argument is spurious given that she waited until August 2008 — more than two years

With respect to the second prong of the *Werbowsky* test, plaintiff alleges that a majority of ACMF's directors cannot be expected to respond to a demand in good faith and within the ambit of the business judgment rule because: (1) they are so committed to the decision not to pursue the claims on behalf of ACMF as evidenced by their inaction after learning of plaintiff's claims and their actions in defending this lawsuit; (2) they are personally conflicted because they are exposed to a substantial risk of criminal and civil liability; (3) they are inherently conflicted because any decision to vindicate the rights of investors in the Ultra Fund would be contrary to the interests of the shareholders of ACMF's other funds to whom the directors owe an "undivided" duty of loyalty; and (4) the wrongdoing of which plaintiff complains constitutes "inherently illegal criminal activity that is *ultra vires* and a per se violation of the business judgment rule."

None of plaintiff's allegations are sufficient to demonstrate that a presuit demand would have been futile in this case. First, the fact that ACMF's directors took no legal action in the two years between the decline in value of the Ultra Fund following the BetOnSports indictment and the filing of plaintiff's original complaint does not suggest that the directors were so committed to the decision not to bring suit that they could not respond in good faith to a demand. To the contrary, the fact that the directors took no action demonstrates the importance of bringing a demand in order to make directors aware of potential legal claims. As the *Werbowsky*

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after the events about which she complains — to file the original complaint in this action. As such, this argument is also without merit.

court noted, a demand "may be [directors'] first knowledge that a decision or transaction they made or approved is being questioned, and they may choose to seek the advice of a special litigation committee of independent directors ... or they may decide, as a business matter, to accede to the demand rather than risk embarrassing litigation." *Werbowsky,* 766 A.2d at 144. Further, the legal positions taken by the directors in this litigation, even if adverse to plaintiff's claims, in no way demonstrate that a presuit demand would have been futile. The futility of making a demand must be gauged at the time the derivative action is commenced, not afterward with the benefit of hindsight. *See Lewis,* 701 F.2d at 250 (applying Rule 23.1 and finding that "post-complaint events are not relevant"). Moreover, even if the legal positions adopted by ACMF's directors in this case could be interpreted as evidence of their hostility to bringing a suit on behalf of ACMF, the "failure to make demand simply because a majority of the directors ... would be hostile to the action" is not excused under Maryland law. *Werbowsky,* 766 A.2d at 143-44.

Second, plaintiff fails to demonstrate that a majority of ACMF's directors were so personally conflicted that they could not respond to a demand in good faith and within the ambit of the business judgment rule. "Directors are presumed to act properly and in the best interest of the corporation," and will not be considered conflicted based on "non-specific or speculative allegations of wrongdoing." *Werbowsky,* 766 A.2d at 144. Plaintiff has not alleged with sufficient particularity which of ACMF's directors — the vast majority of whom are independent — were involved in the decision to invest in PartyGaming. Although plaintiff alleges that all of ACMF's directors received "regular reports" regarding the Fund's investments, this allegation does not adequately demonstrate the directors' awareness of, much less their approval of, the challenged transaction. *See, e.g., Scalisi,* 380 F.3d at 141 (demand not excused under Maryland law where the complaint "provide[d] no specific information relating the directors' conduct to the challenged decision to invest in Enron"). Nor does plaintiff allege any facts to show that any of the directors were self-interested and thus unable to consider a demand in good faith. For instance, the complaint does not allege that any director received any personal benefit because of the Ultra Fund's investment in PartyGaming or was involved in any sort of self-dealing. In any event, demand is not excused under Maryland law based on a plaintiff's speculation that "a majority of the directors approved or participated in some way in the challenged transaction or decision," *Werbowsky,* 766 A.2d at 143, or would be forced to sue themselves. *Id.* at 143-144; *Scalisi,* 380 F.3d at 140. The fact that ACMF's directors previously approved transactions subsequently challenged in a derivative suit does not inevitably lead to the conclusion that those directors, bound by their fiduciary obligations to ACMF, would refuse to pursue the suit.

Third, plaintiff has failed to demonstrate demand futility based on her conclusory allegation that ACMF's directors may be exposed to civil or criminal liability. While no Maryland court has directly addressed this issue, Delaware courts — applying Delaware's more permissive standard for demand futility[16] — have specifically rejected the argument advanced by plaintiff here. *See, e.g., Aronson v. Lewis,* 473 A.2d 805, 815 (Del. 1984) ("[T]he mere threat of personal liability for approving a questioned transaction, standing alone, is insufficient to challenge either the independence or disinterestedness of directors."), *overruled on other grounds, Brehm v. Eisner,* 746 A.2d 244 (Del. 2000); *see also Seminaris v. Landa,* 662 A.2d 1350, 1355 (Del. Ch. 1995)[17] Thus, plaintiff's conclusory

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[16] Maryland courts have found Delaware cases holding that demand was not excused are instructive because the Delaware standard is more permissive and excuses demand where Maryland would not. *See Sekuk Global Enter. Profit Sharing Plan v. Kevenides,* Nos. 24-C-03-007496, 24-C-03-007876, 24-C-03-008010, 2004 WL 1982508, at *5 n. 3 (Md. Cir. Ct. May 25, 2004). Under the Delaware standard, a court must determine "whether, under the particularized facts alleged, a reasonable doubt is created that: (1) the directors are disinterested and independent and (2) the challenged transaction was otherwise the product of a valid exercise of business judgment." *Aronson v. Lewis,* 473 A.2d 805, 814 (Del. 1984). Thus, if a plaintiff's allegations fail to meet the Delaware standard for demonstrating demand futility, such allegations necessarily fail the stricter Maryland standard.

[17] In *Aronson,* the Delaware Supreme Court acknowledged that a challenged board transaction might be "so egregious on its face" that a "substantial likelihood" of liability exists, thereby rendering directors conflicted. *Aronson,* 473 A.2d at 815. In this case, plaintiff's allegations concerning the potential liability of ACMF's directors fall far short of the particularized showing required under *Aronson.* The SAC provides no specific facts as to which, if any, of the directors had knowledge of or approved the Ultra Fund's investments in PartyGaming, much less which directors actively "conspired" to invest the Ultra Fund's assets in "illegal gambling operations." Plaintiff's conclusory allegations thus fall far short of demonstrating that the ACMF directors face a "substantial likelihood" of personal liability.

allegation that ACMF's directors will be exposed to civil and criminal liability is inadequate to excuse demand under Maryland law. Furthermore, plaintiff cannot circumvent the demand requirement by alleging that the directors engaged in inherently criminal activity. Maryland law does not recognize an exception to the demand requirement based on a naked allegation that the directors engaged in "inherently illegal" activities that were "per se" violations of the business judgment rule. To hold otherwise would render the demand requirement a nullity.

Lastly, plaintiff's allegation that ACMF's directors are inherently conflicted because a lawsuit on behalf of the Ultra Fund's shareholders might harm the interests of the shareholders of ACMF's seventeen other funds is without merit. Plaintiff alleges that ACMF's directors would not bring suit because any significant judgment against defendants ACC and ACIM would adversely affect the shareholders of the other funds to whom the directors owe an "undivided" duty of loyalty. Plaintiff fails to plead with sufficient particularity the harm that would befall the other funds if a lawsuit were brought on behalf of ACMF. While plaintiff claims that the Ultra Fund would no longer be able to subsidize the investment management fees paid by the other funds to ACIM, it is by no means clear why such a result would flow from a successful lawsuit brought on behalf of the Ultra Fund. Thus, plaintiff fails to establish the factual predicate underlying the conflict of interest argument she attempts to make.

In any event, plaintiff's allegation essentially amounts to a claim that ACMF's directors lack the requisite independence to assess a demand within the ambit of the business judgment rule. "*Werbowsky,* however, emphasized the significant value of pre-suit demand in allowing 'directors — *even interested, non-independent directors* — an opportunity to consider, or reconsider, the issue in dispute.' " *Scalisi,* 380 F.3d at 141 (quoting *Werbowsky,* 766 A.2d at 144) (emphasis added). Further, the central premise of plaintiff's argument — that service on the boards of multiple funds managed by the same investment adviser renders a director unable to consider a demand in good faith — has been rejected repeatedly by courts applying Maryland law. *See, e.g., Scalisi,* 380 F.3d at 138-42 (holding that demand was not futile where mutual fund's directors also served on the boards of 49 other funds managed by the same investment management company); *In re Franklin Mut. Funds Fee Litig.,* 388 F. Supp. 2d 451, 470 (D.N.J. 2005) (holding that directors were not conflicted even though they served on more than one hundred mutual fund boards). Thus where, as here, a derivative suit brought on behalf of one fund might have some adverse impact on other funds managed by the same investment adviser and overseen by the same board of directors, it cannot be held that, as a matter of law, directors are so personally conflicted that they could not consider a demand in good faith and within the ambit of the business judgment rule.[18] To hold otherwise would essentially nullify the demand requirement in situations where the corporation is an investment firm with multiple

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[18] The fact that ACMF is a series fund and that each fund is not a separate legal entity does not alter this conclusion given that, as noted above, each series is treated as a separate investment company.

related funds. *Werbowsky* does not countenance such a result[19]

As the Maryland Court of Appeals in *Werbowsky* observed, the demand requirement is not particularly onerous and any refusal of demand can subsequently be reviewed under the business judgment rule. *Werbowsky,* 766 A.2d at 144. Because plaintiff has failed to show that a demand would be futile in this case, her derivative claims must be dismissed for failure to make a presuit demand on ACMF's board.

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[19] Plaintiff also suggests that demand should be excused because the investment advisor selects the Ultra Fund's board of directors and therefore the "relationship between ACC, ACIM, ACMF and the directors is fraught with conflicts of interest." Not only is this allegation not pled with sufficient particularity, it fails to demonstrate futility as a matter of law. *See Scalisi,* 380 F.3d at 133 (demand is not excused under Maryland law where fund board members chosen by parent company and investment advisor); *see also Franklin,* 388 F. Supp. 2d at 469-70 (demand not excused where directors appointed by investment advisor). In addition, the Second Circuit has explicitly rejected the notion that demand is excused under *Werbowsky* based on "general criticisms of the investment company industry" like those alleged in the SAC. *See Scalisi,* 380 F.3d at 142 ("[G]eneralized allegations do not suffice under Maryland's *Werbowsky* standard to justify excusing a demand ... on grounds of futility.").

CONCLUSION

Defendants' December 18, 2009 motions to dismiss are granted. The second amended complaint is dismissed with prejudice. The Clerk of Court shall close the case.

SO ORDERED:

Dated: New York, New York
May 7, 2010

s/ Denise Cote
DENISE COTE
United States District Judge